EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Cypress Semiconductor (Minnesota) Inc. (CMI)	Delaware
Cypress Semiconductor (Texas) Inc. (CTI)	Delaware
Cypress Semiconductor Technology, Ltd.	Cayman Islands
Cypress Semiconductor Philippines Inc. (CSPI)	Philippines